Exhibit 24

POWER OF ATTORNEY

THE UNDERSIGNED members of the Board of Administration of the TRW Employee Stock Ownership and Savings Plan (the "Plan") hereby appoint W. B. Lawrence, D. F. Menz, C. W. Haffke, and K. A. Weigand, and each of them, as attorneys for the Plan and for the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the Plan and the undersigned, to prepare or cause to be prepared, to execute and file with the Securities and Exchange Commission, Washington, D. C. (the "Commission") (1) an Annual Report on Form 11-K for the fiscal year ended December 31, 2001, or information in lieu thereof, any transition reports under the Securities Exchange Act of 1934 (the "Exchange Act"), and (2) any and all amendments and exhibits to such annual report or transition reports, with full power and authority to take or cause to be taken all other actions deemed necessary or appropriate to effect the filing of the annual report, or information in lieu thereof, the transition reports and any and all amendments to such reports, under the Exchange Act.

EXECUTED on the dates set forth below.

/s/ Linda J. Croes	/s/ Kathy P. Lazar
Linda J. Croes	Kathy P. Lazar
June 24, 2002	June 24, 2002
/s/ Donna Kasle	/s/ Judith A. Williams
Donna Kasle	Judith A. Williams
June 24, 2002	June 24, 2002
/s/ Ann E. Killian	
Ann E. Killian	
June 24, 2002	